SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of NOVEMBER 2002
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Death of Alexander White a Non-Executive
                                Director of AMVESCAP PLC

AMVESCAP PLC
937485
IMMEDIATE RELEASE  7 NOVEMBER 2001
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN TEL: 020 7454 3942



REGULATORY NEWS RELEASE
-----------------------

London November 7, 2002 - AMVESCAP PLC announces, with great sadness, the death of Mr. Alexander White a Non-Executive Director of the Company.



Enquiries to:     Michael S Perman
                  020 7454 3942



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date:- 7th November 2002             By  /s/  Michael S. Perman
                                         --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary